UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                   VISIONQUEST WORLDWIDE HOLDINGS CORPORATION
                                (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                  211478 10 2
                                 (CUSIP Number)

                              Allan Salovin, Esq.
                            Greenberg Traurig, P.A.
                   777 S. Flagler Drive, Suite 300-East Tower
                         West Palm Beach, Florida 33401
                                 (561) 650-7916
                   (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 18, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box: *.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    DAVID C. ELLIS

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)  [ ]
    (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
    [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States Citizen

NUMBER OF       7   Sole Voting Power
SHARES              1,260,537 (1)
BENEFICIALLY
OWNED BY        8   Shared Voting Power
EACH                -0-
REPORTING
PERSON          9   Sole Dispositive Power
WITH                1,260,537 (1)

               10   SHARED DISPOSITIVE POWER
                    -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,260,537

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    12.9%

14  TYPE OF REPORTING PERSON (See Instructions)
    IN

(1) Includes 1,236,537 shares held of record by the David C. Ellis Profit Sharing Trust, of which Reporting Person is the sole beneficiary and trustee.

ITEM 1: SECURITY AND ISSUER:

 1(a) Common Stock, $.001 per share par value

 1(b) VisionQuest Worldwide Holdings Corporation, 7674 Lake Mead Blvd., Suite
      150, Las Vegas, Nevada 89128

ITEM 2: IDENTITY AND BACKGROUND:

 2(a) David C. Ellis

2(b) 6628 East 88th Street, Tulsa, Oklahoma 74133

2(c) Mr. Ellis was a self-employed insurance contractor from 1981 through May
     1999. Since that time, he has been a independent distributor of Issuer's product lines.

2(d) None

2(e) None

 2(f) United States Citizen

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 On February 18, 2000, David C. Ellis Profit Sharing Trust ("Trust") paid $100,000 to Issuer from its own funds for 1,000,000 shares of Issuer's Common Stock. The Reporting Person and the Trust previously owned 260,537 shares.

ITEM 4: PURPOSE OF TRANSACTION

 Reporting Person acquired the shares as part of his personal investment plan.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

 5(a) According to Issuer's most recent 10-KSB, it had 9,777,355 shares of
      Common Stock outstanding as of May 1, 2000.   Reporting Person
      beneficially owns 1,260,537 shares, giving him 12.9% of the Issuer's outstanding common stock as of May 1, 2000.

 5(b) Reporting Person has sole voting and dispositive power over 1,260,537 shares.

 5(c) Other than the transaction which is the subject of this report, no other transactions concerning Issuer's securities have been effected by Reporting Person within the last 60 days.

 5(d) No person other than Reporting Person is entitled to receive or direct the receipt of dividends from the subject securities.

 5(e) Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

 Effective February 18, 2000, the Trust entered into a Stock Purchase Agreement with Issuer wherein the Trust acquired 1,000,000 shares of Issuer's Common Stock in return for an investment of $100,000. The shares are held of record by the Trust, of which Reporting Person is the sole beneficiary and sole trustee. Reporting Person has no other contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS


No.     Description:

1.      Stock Purchase Agreement dated as of February 18, 2000.




                                   SIGNATURE:

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 22,2000                                      /s/David C. Ellis
Date                                             Signature

                                                 David C. Ellis
                                                 Name/Title

 The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.

                            STOCK PURCHASE AGREEMENT


   STOCK PURCHASE AGREEMENT made as of February 17, 2000 by and between THE DAVID C. ELLIS PROFIT SHARING TRUST ("Ellis"), 6628 E. 88th Street, Tulsa, Oklahoma 74133, and VISIONQUEST WORLDWIDE HOLDINGS CORPORATION, a Delaware corporation ("VisionQuest"), 7674 W. Lake Mead Boulevard, Suite 150, Las Vegas, Nevada 89128.

                                 R E C I T A L

    Ellis and VisionQuest have agreed to enter into this Stock Purchase Agreement pursuant to which Ellis will purchase One Million (1,000,000) newly issued shares of Common Stock, par value .001 per share (the "Shares"), from VisionQuest for the sum of One Hundred Thousand Dollars ($100,000) and VisionQuest will so issue and sell the Shares to Ellis.

    NOW, THEREFORE, it is agreed as follows:

    1. VisionQuest hereby sells to Ellis, and Ellis hereby purchases from VisionQuest, the Shares for the sum of One Hundred Thousand Dollars ($100,000), receipt of which amount is hereby acknowledged by VisionQuest. VisionQuest shall cause the Transfer Agent for its Common Stock to deliver to Ellis a certificate evidencing the Shares.

    2. (a) Ellis hereby warrants and represents to VisionQuest that the Shares are being acquired by him for investment and not with a view to the distribution of such Shares. Ellis acknowledges that the certificate evidencing the Shares will bear a legend restricting transfer, sale or other disposition of such Shares unless such transfer, sale or other disposition is registered under the Securities Act of 1933, as amended ("Act"), or is made pursuant to an exemption from such registration supported by a written opinion of counsel to VisionQuest or other counsel reasonably acceptable to VisionQuest that such proposed transfer, sale or other disposition is exempt from such registration and is otherwise transferable under any applicable state securities laws.

       (b) Ellis acknowledges that neither the Shares nor any security or securities ("other securities") issued in respect thereof upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event shall be transferable, except upon the conditions specified in this Section 2, which conditions are intended to ensure compliance with the provisions of the Act. Unless otherwise permitted under the Act or unless the Shares shall have been registered or qualified under the Act, Ellis will cause any proposed transferee of the Shares or such other securities held by him to agree to take and hold the same subject to the provisions and upon the conditions specified in this
Section 2.


    3. (a) Ellis acknowledges that he has received from the Company copies of the following reports or documents ("SEC Reports") filed by the Company with the Securities and Exchange Commission ("SEC") pursuant to the provisions of the Securities Exchange Act of 1934, as amended: (i) Annual Report on Form 10-KSB for the fiscal year ended October 31, 1998; (ii) Current Reports on Form 8-K dated December 7, 1998, as amended, and January 22, 1999; (iii) Quarterly Reports on Form 10-Q for the quarterly periods ended January 31, 1999, April 30, 1999 and July 31, 1999; (iv) Information Statement pursuant to Section 14
(f) of the Securities Exchange Act of 1934 and Rule 14 (f)-1 thereunder; (v) Current Report on Form 8-K dated March 15, 1998; and (vi) Current Report on Form 8-K dated August 5, 1999. Copies of a Business plan of VisionQuest Worldwide, Inc., a wholly owned subsidiary of the Company, has also been delivered to Ellis.

  (b) Ellis warrants and represents that:

   (i) he personally has such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the Shares;

   (ii) he is able to bear the economic risks of the investment (i.e., he can afford a complete loss);

   (iii) he or his attorney, accountant or other representative has been afforded the opportunity to ask questions and receive answers from VisionQuest concerning the conditions of his purchase of the Shares and to obtain any additional information which VisionQuest possesses or could acquire without unreasonable effort or expense that is necessary to verify the accuracy of information in the SEC Reports;

   (iv) his net worth, or the joint net worth of he and his spouse, exceeds $1,000,000, he has adequate means of providing for his current needs and possible personal contingencies, has no need for liquidity of his investment in the Shares, has no reason to anticipate any change in his circumstances, financial or otherwise, which may cause or require any sale or distribution of the Shares and is experienced in evaluating and investing in companies with limited operating history, such as VisionQuest;

   (v) he understands and acknowledges that the Shares cannot be transferred except in compliance with the Act, which generally means that, in the absence of registration, he will not be able to make any public sales of the Shares unless they comply with all of the provisions of Rule 144 of the SEC under the Act including holding periods, manner of sale and availability of adequate current public information concerning VisionQuest;

   (vi) that he has sufficient liquid assets to assure himself that the purchase of the Shares will not cause him undue financial difficulties on either a short- term or long-term basis; and

   (vii) he has had an opportunity to discuss VisionQuest's business, management and financial affairs with its management.

4. VisionQuest warrants and represents to Ellis that:

   (a) It is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly qualified as a foreign corporation and in good standing under the laws of each other jurisdiction where it owns property or where the nature of its business requires it to be qualified to do business. VisionQuest has full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted.

   (b) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) violate, conflict with or result in the breach or termination of, or otherwise give any other contracting party the right to terminate, or constitute a default (by way of substitution, novation or otherwise) under the terms of, any mortgage, lease, bond, indenture, agreement, franchise or other instrument or obligation to which VisionQuest is a party or by which it may be bound or (ii) violate any judgment, order, injunction, decree or award of any court, arbitrator, administrative agency or governmental body against or binding upon VisionQuest or any of such persons.

  (c) VisionQuest has authorized capitalization consisting of 150,000,000 shares of Common Stock, $.001 par value, and 2,000,000 shares of "blank-check" Preferred Stock, $.50 par value. As of the date of this Agreement there are issued and outstanding 6,914,259 shares of such Common Stock and no shares of the Preferred Stock. All of the outstanding shares of capital stock of the Company have been duly authorized, validly issued and are fully paid and non-assessable. There are no other classes of capital stock of the Company authorized or outstanding. Other than the 2,000,000 shares of Common Stock that may be issued to certain shareholders of VisionQuest dependent upon future sales of the Company made during the years 2000 and 2001, respectively, or the shares of VisionQuest Common Stock that may be issued upon exercise of (i) the Class A, Class B or Class C Warrants issued or which may be issuable by VisionQuest pursuant to existing agreements granting to the holders thereof the right to purchase a maximum of 4,830,525 shares of Common Stock at prices ranging from $31.25 to $.50 per share or (ii) the Class D Warrants that VisionQuest will issue upon completion of the funding of a loan in the amount of $415,000 entitling the persons to be granted such Class D Warrants the right to purchase a maximum of 4,150,000 shares of Common Stock at $.10 per share, there are no rights, subscriptions, warrants, calls, unsatisfied preemptive rights, options or other agreement of any kind to purchase or otherwise to receive from the Company any of the authorized but unissued shares of the capital stock or any other securities of the Company and no securities or obligations of any kind convertible into such capital stock exist in favor of any person, firm or corporation.

 5. (a) This Stock Purchase Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

  (b) This Agreement contains the entire understanding and agreement among the parties hereto with respect to the subject matter hereof and cannot be changed or terminated orally.

 IN WITNESS WHEREOF, the parties hereto have executed and delivered this Stock Purchase Agreement to each other as of the date first above written.


THE DAVID C. ELLIS
PROFIT SHARING TRUST


By:  /s/ David C. Ellis, Trustee
     David C. Ellis, Trustee

                                             VISIONQUEST WORLDWIDE
                                             HOLDINGS CORPORATION


                                             By:   /s/ Steve Gould
                                             Steve Gould, President & CEO